

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 30, 2008

Mr. Victor P. Patrick
Vice Chairman, CFO and General Counsel
Walter Industries, Inc.
4211 W. Boy Scout Boulevard
Tampa, FL 33607

> **Re:** **Walter Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 8, 2008**
> **File No. 001-13711**

Dear Mr. Patrick:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7 – Management's discussion and analysis of Results of Operations and Financial Condition

Critical Accounting Estimates, page 26

1.   Please expand your disclosure to include a discussion of the critical accounting estimates related to the carrying value of your installment notes, including your conclusions regarding other than temporary impairment. Your expanded disclosure should address:

- whether you have performed an assessment of impairment pursuant to Step 1 of FSP FAS 115-1, and the results thereof;

- your methodology for determining fair value in accordance with FAS 157 (including significant assumptions);

- the factors and indicators you considered in determining whether the impairment, if any, is other than temporary (refer to SAB Topic 5M and Step 2 of FSP FAS 115-1);

- the company's intent and ability to maintain the investment for period of time sufficient to allow for any anticipated recovery; and,

- the extent to which your estimates and assumptions bear the risk of change and the variability of outcomes that can result.

In responding to this comment, please provide us a sample of your expanded disclosure.

Inventory Valuation, page 27

2.   We note you disclose the valuation of coal inventories is subject to adjustment for estimates resulting from movements from the mine site to the storage facility, inaccuracies in belt scales and aerial surveys, and inherent losses based on historical findings and pile clean-ups. Please expand your disclosure to address how accurate the estimates/assumptions have been in the past, how much the estimates/assumptions have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future. Please refer to Part V of the Commission's interpretative release "Commission Guidance

Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations", a copy of which can be found on our website:

http://www.sec.gov/rules/interp/33-8350.htm

In responding to this comment, please provide us a sample of your expanded disclosure. Please also provide us examples of instances in which inventory movements from the mine site to the storage facility have resulted in gains or losses.

3.   We note you disclose exposures to loss contingencies resulting from income tax positions, property-liability claims, environmental laws and regulation, and from litigation/claims arising out of the normal conduct of business. Please expand your disclosure to include your accounting policy for these loss contingencies using the frameworks established in FAS 5, FIN 48, SOP 96-1 and FAS 143, as applicable. In responding to this comment, please provide us with a sample of your expanded disclosure.

Results of Continuing Operations, page 31

4.   In your discussion of Sloss' operating results, we note you disclose that operating income increased "primarily as a result of increased furnace coke volumes, increased foundry coke pricing and lower raw material costs." To the extent applicable here and elsewhere throughout your Management's Discussion and Analysis, please expand your disclosure to include quantitative analysis of the separate affect of price and volume changes on revenues and the changes therein. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Item 8 – Financial Statements and Supplementary Data

Consolidate Statement of Cash Flows, page F-9

5.   We note your presentation of cash flows (operating, investing and financing) excludes cash flows from discontinued operations. Please note that a segregated presentation of cash flows from discontinued operations is not contemplated in FAS 95. Please modify your presentation accordingly.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-11

6.   We note you disclose that revenue is recognized for ocean-going coal shipments "under international standards as defined by Incoterms 2000 when title and risk of loss transfer to the customer." Please expand your disclosure to elaborate on: the principal terms of these standards, the impact these standards have on the timing and amount of revenue recognized, and how revenue recognition under these standards complies with the primary revenue-recognition criteria within SAB 104. In responding to this comment, please provide us with a sample of your expanded disclosure.

Cash and Cash Equivalents, page F-13

7.   We note you disclose that checks issued but not yet presented to banks for payment are included in accounts payable, and therefore also included in the balance of cash and cash equivalents. Please tell us your basis for this methodology within US GAAP. In responding to this comment, please also tell us the dollar amount of checks issued but not yet presented to the banks for payment at each annual and interim reporting period within the periods presented within this annual report.

Inventories, page F-13

8.   Please expand your coal inventory accounting policy to identify the various direct and allocated cost components accumulated and carried therein. Refer to Chapter 4, Statement 3, of ARB 43.

Property, Plant and Equipment, Page F-13

9.   We note you disclose that $4.6 million of interest capitalized in 2007 is applicable to prior years' expansion projects. Please tell us when these expansion projects were initiated/completed and why the capitalization of interest pursuant to FAS 34 is appropriate in 2007.

Note 16 – Commitments and Contingencies

Environmental Matters, page F-39

10.   We note your disclosure of the EPA RCRA Facility Investigation involving Sloss
        Industries. Please expand your disclosure to indicate the likelihood that an
        environmental remediation contingent loss has been incurred using the framework
        established in paragraph 3 of FAS 5. To the extent you conclude that unaccrued
        environmental remediation contingencies exist (i.e. those that are more than
        remote but less than probable), please expand your disclosure to include an
        estimate of the possible loss exposure, or the fact that such an estimate cannot be
        made. Refer to paragraph .162 of SOP 96-1.

Note 17 – Financial Instruments

Fair Value of Financial Instruments – Debt, page F-41

11.   We note you disclose the value of mortgage-backed debt obligations is very
        sensitive to changes in interest rates. Please expand your disclosure to discuss the
        extent to which collectability of underlying mortgages/assets affects the fair value
        of the mortgage-backed/asset-backed debt obligations.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Item 4 – Controls and Procedures, page 34

12.   We note you disclose your management has concluded your "disclosure controls
        and procedures are effective to ensure that information required to be disclosed…
        in reports that [you] file or submit under the Exchange Act is recorded, processed,
        summarized and reported as specified in the SEC's rules and forms." The
        definition of disclosure controls and procedures in Rule 13a-15(e) of the
        Exchange Act also includes "controls and procedures designed to ensure that
        information required to be disclosed by an issuer in the reports that it files or
        submits under the [Exchange] Act is accumulated and communicated to the
        issuer's management, including its principal executive and principal financial
        officers, or persons performing similar functions, as appropriate to allow timely
        decisions regarding required disclosure." Please modify your disclosure to
        include your determination of the effectiveness of disclosure controls and
        procedures, as fully defined, either by including the full definition in your
        disclosure or by reference to the definition in Rule 13a-15(e) of the Exchange

Act. Please apply this comment to all future quarterly and annual filings in which you discuss disclosure controls and procedures.

Engineering Comments on Form 10-K for the Fiscal Year Ended December 31, 2007

Risks Related to the Business, page 9

13.   Please include a risk factor explaining that: your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas; your management may not be fully aware of many of the specific requirements related to working within this industry, unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management,. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

Description of Property, page 21

14.   We note your natural resources segment consists of the mining operations related to Jim Walter and Tuscaloosa Resources, and that your company also owns a 51% interest in the Kodiak Mining Company. Please disclose all your proven and/or probable reserves for all your mining operations and/or properties. This would include the underground mine in Shelby County, Alabama operated by Kodiak and the mining operations operated by Tuscaloosa Resources. The Jim Walter Resources also owns 50% of Black Warrior Methane Corporation which may own or lease coal bed methane, which are classified as oil and gas reserves.

15.   Insert a small-scale map showing the location and access to your property. See Item 102 (3) (B) of Regulation S-K. Briefly describe the road, barge and/or railroad access to each of your properties in the text. Please note that SEC's EDGAR program now accepts digital maps. So please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

16.   For each of your mines, provide the disclosures required by Industry Guide 7 (b). In particular, provide a brief discussion of:

- The coal beds of interest, including minable coal thickness.

- The description and capacities of the mine, mining equipment used and other infrastructure facilities present.

- A list of your coal processing and/or handling facilities.

- The road, barge and/or railroad access to each of your properties.

- The present condition of the mines.

- Material events of interest concerning the mine, adverse or otherwise within the last three years.

- Any mine expansions, contractions or decommissioning within the last three years.

- Any planned expansions or reductions in mining.

- Any joint ownership.

- Any use of mining contractors.

17.   Provide a table showing the last three years annual production for each of your mines, and your weighted average prices received for your coal for the last three years. A mine can be defined as all the mines that supply a single wash plant, if that is applicable.

18.   In your reserve tables, please disclose your proven and probable reserves separately as defined in Industry Guide 7 for each mine.

- Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."

- Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the Btu per pound and sulfur content. Do not report Btu content as "dry," but include natural moisture in the calculation.

- If coal is reported as tons in the ground, please disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

- In either case, with a footnote clearly disclose if the reserves reported are "in the ground" or "recoverable."

- Provide totals to the tables where appropriate.

- Disclose your percentage of compliance and non-compliance coal.

19. Disclose the extent your reserve estimates have been reviewed by third parties, other than SEC engineers. Supplementally provide copies of all third party reviews of your reserves that were developed within the last three years. If you have not used any third parties to review your reserves within the last three years, disclose this fact.

20. Companies sometimes include in their reserve estimates small tracks of coal lands that are not large enough to be mined by themselves. This action is based on the assumption that the lands between the company's main block and the small track will be acquired before the reserves are to be mined. Note however that Industry Guide 7 requires all reserves to meet the definition for reserves at the time of the reserve determination. Supplementally indicate if any of your reserve estimates include tonnages from small unminable tracks that might be mined if intervening lands or reserves are acquired.

21. Concerning all of your coal properties that have reserves included in your reserve statement, supplementally:

- Indicate which coal properties are owned and which are leased,

- For the leased properties, indicate the effective length of the lease, including renewals that are automatic, or for which there is a high level of certainty that renewals can be obtained,

- Provide an analysis that compares the length of your leases, including assured renewals, with the scheduled production of currently designated reserves, and determine if all designated reserves will be mined during tenure of your leases, according to your current plans.

22.   If you lease any of your lands to other coal operators, disclose the total annual royalty tonnage being mined from your properties, total acreage leased and the amount of income you receive from royalty payments from other operators for the last three years.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief